China Education, Inc.

Suite 2715, China World Tower 1

China World Trade Center

No. 1 Jian Guo Men Wai Avenue

Beijing, People’s Republic of China, 100004

September 7, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:         Larry Spirgel, Special Counsel

Re: China Education, Inc.

Request to Withdraw Registration Statement on Form F-1 (RW)

SEC File Number: 333-163450

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Education, Inc. (the “ Registrant”) hereby respectfully requests immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-163450 ), which was filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2009, (file No. 333-163450) along with any exhibits (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission and no securities have been issued or exchanged pursant to the Registration Statement.

The Registrant’s requests this withdrawal due to the significant passage of time and market conditions.

If you have any questions regarding this application for withdrawal, please contact the undersigned.

Very truly yours,

By	/s/ Helen Yang
CFO